Mail Stop 6010

August 23, 2007

Lawrence D. Stern
Chairman and Chief Executive Officer
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

> **Re: Talecris Biotherapeutics Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2007**
> **File No. 333-144941**

Dear Mr. Stern:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1.   Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Prospectus Summary, page 1

4. The discussion of your company in the Prospectus Summary is eight pages long and contains much information that is identical to the disclosure in the Business section. The Instruction to Item 503(a) of Regulation S-K states that "[t]he summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language." Please revise the Prospectus Summary in accordance with this Instruction.

5. Please state the basis for your internal estimate that you rank second in the North American market with a 27% share of the combined product sales and contract manufacturing.

6. Please state sources for the following statements:

   - "In 2005, we ranked third in the $7.0 billion global market with a 14% share of product sales" (page 1).
   - "Gamunex Immune Globulin Intravenous (Human) is one of the leading products in the IGIV market with a reputation as a premium product within the intravenous immune globulin, or IGIV, category" (page 1).
   - "Our second largest product, Prolastin Alpha 1 Proteinase Inhibitor (Human), . . . has a 71% share of sales in the United States, a 78% share of sales in the European Union and a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category, which is one of the fastest growing categories of this industry" (page 1).
   - "The human plasma-derived products industry has demonstrated total sales growth at a compound annual rate of approximately 7% globally over the past 15 years with worldwide sales of approximately $7.0 billion in 2005. U.S. sales have grown at a compound annual rate of approximately 9% over the past 16 years with sales of $3.1 billion in 2006" (page 2).
   - "Significant consolidation over the past five years has reduced the number of major producers of plasma products to five companies, including us. Three companies, including us, currently collectively account for over 82% of U.S. sales" (page 2).

- "We expect demand for plasma products to continue to grow at a compound annual rate of 6% to 8% for the next five to seven years."

7. In the "R&D Pipeline" bullet point on page 4, please identify the products that are in clinical trials.

8. In the "Enhancing future growth through recombinant protein technologies" bullet point on page 4, please explain what "recombinant protein technologies" and "recombinant Plasmin" are. Also explain why these technologies are important to your business.

9. Please file as exhibits the agreements with Canadian Blood Services and Hema Quebec that are discussed on page 5, as well as any other material distribution agreements, and discuss their material terms in the Business section.

10. In the "Project Management Expertise and Execution" bullet point on page 5, you state that you have "Project Management Expertise," you "consistently demonstrated a core competence in managing complex projects," you "successfully planned and executed the complex carve-out," you "successfully launched [your] Canadian and German entities," and you "effectively create[d] a stand-alone corporate entity with the business processes and controls necessary to drive profitable growth." Please explain the basis for these claims regarding your abilities and successes.

11. We note from the first and third full paragraphs on page 2 that while your industry has been growing in sales, plasma collections have been decreasing. Please expand the "Certain Risk Factors" discussion on pages 7-8 to state the following:

- The industry's worldwide growth has been attributable not to increased sales volume but, rather, to price increases for plasma-derived products.
- The first bullet point states you "may be unable to obtain adequate quantities of FDA-approved plasma." Please explain the factors that may prevent you from obtaining adequate quantities of FDA-approved plasma.
- The last bullet point refers to your dependence on third-party suppliers. Please discuss the fact that the main "crucial suppl[y]" you need is plasma, and supply constraints have caused plasma collections to decrease during the past decade.
- Explain how you are addressing the need to secure plasma supply and what problems you are experiencing.

Also discuss each of the above issues in the Risk Factors section of the filing to the extent they are not already discussed.

12. Due to the constraints in the plasma supply, explain in the Prospectus Summary the extent to which you anticipate your future growth will be dependent on non-plasma-derived products. For example, you discuss recombinant protein technologies at the bottom of page 4. In view of the constraints in the plasma supply, is this technology crucial to your competitiveness? Why or why not? Please revise your Prospectus Summary to explain.

13. We note from the "Realize operating leverage" bullet point on page 6 that since a significant portion of your costs are fixed, an increase in volume can contribute "significant additional profit." Please balance this disclosure with a discussion of the difficulties supply constraints may cause in your efforts to increase your volume in the future.

14. Please briefly describe in the Prospectus Summary the terms of the 2005 acquisition of your current business from Bayer, including the purchase price, the forms of consideration and the amount and sources of all cash used to finance the purchase. Also disclose the financings that occurred in December 2006 and the uses of the indebtedness incurred at that time.

Summary Financial Data, page 12

15. Please show the balance sheet items as adjusted for the application of the proceeds of the offering. This will inform investors the amount of proceeds being used to pay indebtedness and the amount of indebtedness that will remain after the application of the proceeds.

Risk Factors

16. If the development of recombinant plasma products is crucial to the company's ability to address the plasma supply problem and to remain competitive, please provide a separate and prominent business-related risk factor discussing its importance and the difficulties you are facing in creating recombinant plasma products.

We would become further supply-constrained and our financial . . . , page 15

17. Please divide this risk factor into three: one discussing the risks of relying on third-party plasma centers, one discussing the issues involved in operating your own plasma centers, and one discussing the industry-wide disruptions.

18. We note that you obtained approximately 31% of your plasma in 2006 from a major competitor.

- Please identify the competitor in the risk factor, file the agreement as an exhibit to your registration statement, and discuss the agreement's material terms in your Business section.
- Please disclose the percentage of plasma derived from competitors during the interim period ending on June 30, 2007.

19. We note from the last paragraph on page 16 that "existing plasma supply constraints have limited [your] ability to meet global customer demand and have resulted in lower sales and market share." Although it is evident how the constraints would reduce the sales of all companies in the industry, including your company, please clarify why these constraints also reduce your market share. For example, do the constraints hamper your operations more than they hamper those of your competitors? Why?

Our products face increased competition, page 17

20. Please identify the two companies that launched liquid IGIV products, the producers of two more liquid products that are currently seeking approval, the two companies that received licenses for products that compete with A1PI, the third company that received marketing authorization in Spain, the competitor that is completing clinical trials for licensure in the U.S. and Europe, the two companies that are in early stages of development for a recombinant form of A1PI, the names of all of the above competing products, and the names of the two RhD hyperimmune globulins for intravenous administration that are now approved for use to treat ITP.

If our Clayton facility or other major facilities . . . , page 22

21. Please disclose the amount of your insurance coverage for your Clayton facility.

We purchase nearly all of our specialty plasma used for the production . . . , page 22

22. Please identify the two companies that supply nearly all of your specialty plasma.

23. We note that both of the two companies have announced that they are selling, or evaluating a sale of, their businesses. Please state which of these two descriptions applies to each company. Identify the buyer of the company who has announced a sale.

Product liability lawsuits against us could cause us to incur substantial . . . , page 23

24. Please state the amount of your liability insurance coverage.

We seek to obtain and maintain protection for the intellectual property . . . , page 27

25. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, please revise this risk factor or "We may infringe or be alleged to infringe . . ." on page 28, as applicable, to disclose the situation and potential consequences.

Our future success depends on our ability to retain members . . . , page 31

26. Please identify by name the employees to whom you are referring with this risk factor.

We are substantially leveraged, which could result in the need . . . , page 32

27. Please state the amount of proceeds you expect to apply to the First and Second Lien Morgan Stanley loans separately, and disclose the purposes for which you used these loans.

A significant portion of our total outstanding shares are restricted . . . , page 37

28. We note that some shares "are currently restricted as a result of securities laws or lock-up agreements." Please state when the restrictions and lock-up agreements expire.

Special Note Regarding Forward-Looking Statements, page 38

29. Please delete the phrase in the first paragraph on page 39 that reads, "You are cautioned not to place undue reliance on these forward-looking statements." This phrase could be read as a disclaimer of information in your filing.

Use of Proceeds, page 39

30. We note you intend to use some of the proceeds to repay debt. Please state the interest rate and maturity of the indebtedness. Also, since the indebtedness to be discharged was incurred within the past year, describe the use of the proceeds of the indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Dividend Policy, page 40

31. Please include a new risk factor stating that you do not plan to pay dividends, so any gains on an investment will need to come through appreciation of the stock price.

Selected Historical Consolidated and Combined Financial Data, page 45

32. The identification of some columns of selected financial data as "audited" may give an investor the impression that you have engaged your auditor to report on selected financial data. We believe your disclosure in the introductory paragraphs of this section is sufficient to highlight to investors which selected financial data have been derived from audited or unaudited financial statements. Please revise your disclosure to remove any label identifying the columns as audited or unaudited.

33. We believe that disclosure of non-GAAP measures, such as EBITDA and Adjusted EBITDA, that eliminate recurring items, are not permissible unless management reasonably believes the financial impact of these items will disappear or become immaterial within a near-term finite period. Since the items excluded from EBITDA and Adjusted EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. The Answer to Question 8 of the Non-GAAP FAQ, further states it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company's results of operations. We believe that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please delete EBITDA and Adjusted EBITDA as non-GAAP operating performance measures in your filing or tell us how your disclosure complies with Item 10 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 54

34. Your disclosure of critical accounting estimates should provide investors with an understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur over time. Given your growth prospects and the apparent complexity of your operations, we believe that investors would benefit from an expanded discussion of the historical and expected variability associated with critical

accounting estimates, required in your revenue recognition, research and development, inventory (particularly "rejected product provisions") and accounts receivable accounting processes. Please discuss and quantify the uncertainties in applying these critical accounting policies, the related methods and key assumptions underlying such estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements. Refer to the Commission's Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

Revenue Recognition, page 54

35. We believe your critical accounting policy discussion for product sales recognition and related dilution estimates could be improved as follows:

- Disclose the factors that you consider in estimating each accrual, such as how you assess returns of new products, levels of inventory in your distribution channels, estimated shelf life, price changes from competitors and expected introductions of new products.
- Discuss the degree of your reliance on information from external sources to assist you in such critical estimates (e.g. third-party market research data comparing wholesaler inventory levels to end-customer demand).
- Quantify the total amount in sales dollars by product in each distribution channel as of the balance sheet date and disaggregated by period of original sale or shipment.
- Quantify shipments made to wholesalers wherein such shipments result from incentives and/or exceed the wholesaler's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
- Include a roll forward of the accrual for each estimate for each period presented showing the following:

  o Beginning balance,
  o Current provision related to sales made in current period,
  o Current provision related to sales made in prior periods,
  o Actual returns or credits in current period related to sales made in current period,
  o Actual returns or credits in current period related to sales made in prior periods, and
  o Ending balance.

Share-Based Compensation, page 57

36. You disclose that your Board of Directors estimated the fair value of our common stock on the grant date using a number of factors. Please expand your disclosure to address the following:

- Discuss the methodology used to determine enterprise value at each grant date and how the enterprise value was allocated to preferred and common stock.
- Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
- If the valuation specialist was a related party, please state that fact.

37. In addition, in order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued from January 1, 2006 through the date of your response and provide the following information separately for each equity issuance:

   a. The date of the transaction;
   b. The number of shares issued or options granted;
   c. The exercise price or per share amount paid;
   d. Management's fair market value per share estimate;
   e. The identity of the recipient, indicating if the recipient was a related party;
   f. Nature and terms of concurrent transactions; and
   g. The amount of any compensation or interest expense element.

   Also, progressively bridge management's fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters. If you do not have an estimated offering price in your next filing we are deferring evaluation of stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Matters Affecting Comparability, page 60

Capital Structure, page 64

38. You disclose that your results of operations for the Predecessor periods do not reflect interest charges. Please provide an expanded discussion and quantification of Bayer Plasma's historical cash funding requirements and other relevant information, including an analysis of inter-company accounts and the corresponding activity for each period presented, from Bayer's centralized cash management system to facilitate an understanding of the interest costs that would have been incurred, if Bayer Plasma had operated as an unaffiliated entity during the Predecessor periods. Please to SAB Topic 1.B.1.

Results of Operations, page 65

Cost of Goods Sold and Gross Profit

39. An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. This disclosure should discuss and quantify the factors underlying the captions in the financial statements and the impact of known trends and uncertainties. You do not appear to adequately explain the significant variations in gross margin (i.e. 39.3% in 2006, 15.6% in 2005 and 21.9% in 2004). Please provide a more detailed discussion and quantification of the factors that caused these variations, including changes in product volume, pricing and mix.

Operating Expenses

40. Please revise your disclosure to provide the following information for each of your research and development projects. Refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

    a. The costs incurred during each period presented and to date on the project;
    b. The nature, timing and estimated costs of the efforts necessary to complete the project;
    c. The anticipated completion date for the project;
    d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely;
    e. The period in which material net cash inflows from the project are expected to commence.

    Regarding "a," if you do not maintain any research and development costs by project, explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

    Regarding "b" and "c," provide the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, describe those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Cash Requirements and Availability, page 86

41. Please expand this discussion to address the cash that will be available from the offering as well as from existing credit lines.

Contractual and Commercial Commitments, page 88

42. You disclose that for purposes of the table, long-term debt contractual obligations include only the principal maturities as required by SFAS No. 47. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded since it appears that interest is payable under the contractual terms of the long-term debt.

43. Please disclose the amount of the termination fee for the management agreement with Cerberus-Plasma Holdings LLC that is discussed on page 89.

Quantitative and Qualitative Disclosures about Market Risk, page 92

44. Please provide quantitative disclosures about your foreign currency exchange rate and commodity price risks using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K or tell us why these disclosures are not necessary.

Business

Contract Services, page 114

45. Please identify any material contract services arrangements you have. File the agreements as exhibits, and discuss their material terms in the body of your filing.

Contractual Arrangements, page 121

46. Please file the agreements with Bayer and Bausch & Lomb.

Intellectual Property, page 122

47. Please identify your material patents, and state the product(s) they are used in, the country in which they are issued, and the expiration date.

48. Please file as an exhibit the agreement with Activaero GmbH. Also state its expiration date, termination provisions, and any other material terms.

Management, page 130

49. Please state the business experience during the past five years, including dates, for the following individuals: Lawrence D. Stern, Alberto R. Martinez, John M. Hanson, John R. Perkins, and Ruedi E. Waeger.

Compensation Discussion & Analysis, page 140

50. We note from the last paragraph on page 141 that you use targets for EBITDA, Free Cash Flow, and a set of specific business performance and strategic targets. Please state what these targets were for 2006 and what they are for 2007.

51. We note from page 142 that you "generally establish base salary at approximately the median compensation level for similar situated positions within [your] peer group." Please state how the 2006 salary of each named executive officer actually compares to the peer group's median salary for the comparable position at those companies.

52. The "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 147 discloses awards of multiple millions of dollars for all of the named executive officers. Please provide an analysis that explains how you arrived at these amounts and why you paid each of them. It is unclear how the Compensation Committee believes that these amounts are appropriate or what items it considered in making specific compensation decisions. We note that footnote 6 to the table on page 148 states generally which programs the awards were made under, but it does not provide the level of detail anticipated by Item 402(b) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-25

53. Please disclose your assertion that for Predecessor periods the activity-based methods used to allocate costs for services provided to you by centralized Bayer AG support functions are reasonable. Please refer to SAB Topic 1.B.1. Explain and quantify any differences between assumptions used to allocate these costs in Predecessor periods and the corresponding actual costs during Successor periods related to transition services agreements with Bayer AG.

Revenue Recognition, page F-31

54. Please expand your disclosure to clarify at what point in time title and risk of loss are transferred to customers. For example, if transfer of title and risk of loss is based on shipping terms, please expand your accounting policy to state the shipping terms of customer sales.

Note 4. Acquisition, page F-42

55. Please expand your disclosure to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Please refer to paragraph 51 of SFAS 141.

56. It appears that your acquisition of IBR includes the settlement of the preexisting relationship. Please provide the disclosures required by paragraph 8 of EITF 04-1 or explain to us why these disclosures are not necessary.

Note 15. Redeemable Series A and B Senior Convertible Preferred Stock, page F-65

57. Please describe more specifically your accounting for the issuance of convertible Series A preferred stock notes in connection with December 6, 2006 debt recapitalization, including how you applied the relevant provisions of SFAS 133 and EITF 00-19.

Note 18. Earnings Per Share, page F-70

58. Please expand your disclosure to clarify your treatment of unvested restricted shares in your basic EPS computation and revise your accounting policy to describe more specifically the treatment of contingently returnable shares in your basic EPS computation. Also, provide the disclosures required by paragraph 40(c) of SFAS 128.

59. You state that 'diluted earnings per share includes the effects of dilutive common share equivalents… and assumes that convertible equity and debt instruments were converted into common stock upon issuance if dilutive." However, it appears that your diluted earnings per common share for 2006 have not been adjusted for potentially dilutive securities, such as the 900,000 shares of convertible preferred stock issued in connection with your debt recapitalization. Please explain the factors that you considered in deciding to omit potentially dilutive securities from your calculation of diluted earnings per common share.

Item 16. Exhibits and Financial Statement Schedules, page II-3

60. We note some of your exhibits are not yet filed. Please be aware that when they are filed, we will need time to review them, and we may have comments on them. All comments will need to be resolved prior to effectiveness.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gerard S. Difiore
        Aron Izower
        Reed Smith LLP
        599 Lexington Avenue
        New York, New York 10022